UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

As previously announced by Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) on April 26, 2017, the boards of directors of each of the Company and Kitov Pharmaceuticals Ltd., the Company’s wholly owned subsidiary (the “Company Subsidiary”), approved a merger between the two entities, with the Company remaining as the surviving entity. In accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”), the proposed merger between the Company and the Company Subsidiary will not require shareholder approvals.

The Company is announcing that on September 28, 2017, the Company and the Company Subsidiary submitted a merger proposal to the Israeli Registrar of Companies in order to finalize the proposed merger. As provided by the regulations promulgated under the Companies Law, the Company and the Company Subsidiary are publishing creditor notices in Israeli and overseas newspapers. A copy of the creditor notices is attached hereto as Exhibit 99.1. Upon the request of a creditor of either entity to the proposed merger, the court in Israel may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of either the Company or the Company Subsidiary. The court may also give instructions in order to secure the rights of creditors. In addition, in accordance with the regulations promulgated under the Companies Law, the proposed merger may not be completed earlier than November 17, 2017.

We expect the merger will be completed at or prior to the end of the 2017 calendar year. As set forth in the Agreement and Plan of Merger between the Company and the Company Subsidiary, and in accordance with Section 103 of the Israeli Income Tax Ordinance [New Version], 1961, the merger shall be deemed to have been consummated on, and effective as of, December 31, 2017.

Exhibits

99.1	Creditor Notices

Forward-Looking Statements and the Registrant's Safe Harbor Statement

Certain statements in this Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports, including, but not limited to the Risk Factor entitled “In the event we do not satisfy the requirements for a tax-free merger of the Company Subsidiary with and into the Company, the Company Subsidiary may be subject to a material tax liability.” These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: September 29, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary

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